FILED BY COREBRIDGE FINANCIAL, INC.
COMMISSION FILE NO.: 001-41504
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14a–12 UNDER THE SECURITIES EXCHANGE OF 1934, AS AMENDED
SUBJECT COMPANY: COREBRIDGE FINANCIAL, INC. AND EQUITABLE HOLDINGS, INC.

corebridge financial + EQUITABLE HOLDINGS

Creating a Leading Retirement, Life, Wealth and Asset Management Company

Driving Sustainable, Long-Term Growth for Shareholders

The combined company will benefit from a scaled distribution network, more diversified business mix and increased cross-selling opportunities, accelerating growth and value creation

Expands Origination Capabilities Across All Asset Classes

Builds on Equitable's strategic partnership with AllianceBernstein, a leading global active manager with distribution in 21 countries and complementary asset origination capabilities to Corebridge's

Unites Two Customer-Centric Organizations with a Shared Vision

Maintains focus on disciplined risk management, operational rigor and advancing digitization, with increased resources to invest in growth initiatives and realize economies of scale

Scaled Platform to Better Serve Customers

12M+ Customers[1]

$1.5T AUM/A[1]

Industry-Leading Retirement Player

- #1 RILA/VA[2]
- #3 FA/FIA[2]
- #3 403(b)[2]

Enhanced Wealth and Asset Management Capabilities

- ~$1T AB AUM[3]
- ~$140B Wealth AUA[1]
- ~5K Advisors[1]

Established Institutional and Life Provider

- ~$130B AUM/A Institutional Markets[1]

Balanced And Resilient Business with World-Class, Multi-Channel Distribution Network and an Expanded Offering of Innovative Products

Superior Profitability Driven by Growth-Oriented Financial Profile

Immediately Accretive to EPS and Cash Generation



#1 Life & Annuity Company by U.S. Earnings	**$5B+** 2027E Run-Rate Adj. Operating Earnings[4]	**$4B+** 2027E Cash Generation[5]	**10%+** Accretive to EPS and cash generation by YE 2028
15%+ 2027E ROE[6]	**$30B+** Adj. Book Value[7]	**~440%** RBC Ratio[8]	**$500M** Expense Synergies by YE 2028

Transaction Details

Structure and Valuation

All-stock
Merger

$22B
Implied transaction value[9]

Corebridge and Equitable will form a new parent company and each outstanding share of Corebridge and Equitable common stock to be exchanged for the right to receive **1.0000 shares** and **1.55516 shares**, respectively, of the new parent company's common stock


Pro Forma
Ownership

51%
Corebridge Shareholder

49%
Equitable Shareholder

Leadership and Governance



Marc Costantini
will serve as
Chief Executive Officer



Robin Raju
will serve as
Chief Financial Officer



Mark Pearson
will serve as
Executive Chair



Alan Colberg
will serve as
Lead Independent Director

14-member Board of Directors
with equal representation between Corebridge and Equitable

Name and Brand

Combined company to operate under the Equitable name and brand, including the Equitable ticker symbol on NYSE

Corporate Headquarters

Houston, Texas

Timing and Approvals

Expected to close by **year-end 2026**

Subject to customary closing conditions, including the receipt of required regulatory approvals and approval of shareholders of both Corebridge and Equitable

[1] Combined as of 12/31/2025 with no transaction related adjustments
[2] Annuity rankings based on LIMRA data as of 12/31/2025; 403(b) rankings based on assets per Cerulli as of 12/31/2024
[3] Reflects AB AUM as of December 31, 2025 plus additional AUM of $100B to be allocated by Corebridge over time
[4] Reflects combined adjusted after-tax earnings based on consensus estimates plus run-rate synergies, excluding transaction adjustments
[5] Pro forma free cash flow generation reflects annual cash flow generated from insurance dividends and non-insurance operations; based on stated guidance and consensus estimates for both companies plus run-rate synergies
[6] Reflects estimated pro forma ROE with Corebridge as accounting acquiror
[7] Reflects Corebridge's adjusted book value as of 12/31/2025 plus estimated equity issuance in connection with all stock merger
[8] Reflects combined NAIC RBC ratios for Equitable and Corebridge US insurance companies as of 12/31/2025
[9] Based on the closing stock prices of each company as of March 25, 2026

Cautionary Statement Regarding Forward-Looking Information  This press release includes statements, which, to the extent they are not statements of historical or present fact, constitute “forward looking statements” within the meaning of the  U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements, and any related oral statements, can be identified by the use of terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “aims,” “projects,” “forecasts,” “intends,” “targets,” “plans,” “estimates,” “anticipates,” “goals,” “guidance,” “formidable,” “preliminary,” “objective,” “continue,” “drive,” “improve,” “superior,” “robust,” “positioned,” “resilient,” “vision,” “potential,” “immediate,” and similar expressions or the negative of those expressions or verbs.  We caution you that forward-looking statements are not guarantees of future performance or outcomes. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, which may by their nature be inherently uncertain, and some of which may be outside our control. These statements include, but are not limited to, statements about the expected timing and completion of the proposed transaction between Corebridge and Equitable (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies and projected cost savings, and plans and expectations for Corebridge, Equitable or their new parent company after completion of the Proposed Transaction.  Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, perfor-mance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors include, among others, the ability to complete  the Proposed Transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder, stock exchange, regulatory, govern-mental or other approvals; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the ability to realize the anticipated benefits of the Proposed Transaction, including estimated run-rate expense synergies and projected cost savings at the times, and to the extent, anticipated, as well as expected operating earning and cashflow generation; the occurrence of any event, change or other circumstance that could give rise to the right of either or both parties to terminate the merger agreement; the potential impact of the announcement or consummation of the Proposed Transaction on Corebridge or Equitable’s stock price and on their respective business, contractual and operational relationships  (including with regulatory bodies, employees, suppliers, clients and competitors); risks related to business disruptions from the Proposed Transaction that may harm the business or current plans and operations of either or both parties, including diversion of management time from ongoing business operations; the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of either or both parties to hire and retain key personnel; the parties’ ability to raise debt on favorable terms or at all; the outcome of any legal proceedings that may be instituted against Corebridge, Equitable, their new parent company or their respective directors; restrictions on the conduct of Corebridge and Equita-ble’s respective businesses prior to the closing of the Proposed Transaction and on each their ability to pursue alternatives to the Proposed Transaction; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the deterioration of eco-nomic conditions; geopolitical tensions; the potential impact of a downgrade in Corebridge or Equitable’s Insurer Financial Strength ratings or credit ratings or of the new parent company of Corebridge and Equitable following completion of the Proposed Transaction; other factors that may affect future results of Corebridge and Equitable; and management’s response to any of the aforementioned factors.  The foregoing list of factors is not exhaustive. You should carefully consider these factors and the other risks and uncertainties described in the “Risk Factors” section of the new parent company’s Registration Statement on Form S-4 discussed below and other documents  filed or furnished by Corebridge and Equitable from time to time with the U.S. Securities  and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K for the year ended December 31, 2025. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those con-tained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Corebridge nor Equitable presently know or that Corebridge and Equitable currently believe are immaterial  that could also cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Corebridge and Equitable’s expectations, plans or forecasts of future events and views as of the date of this press release. Corebridge and Equitable anticipate that subsequent events and develop-ments will cause Corebridge and Equitable’s assessments to change. While Corebridge and Equitable may elect to update these forward-looking statements at some point in the future, Corebridge and Equitable specifically disclaim any obligation to do so, unless required by applicable law. Neither Corebridge nor Equitable gives any assurance that Corebridge, Equitable or their new parent company will achieve the results or other matters set forth in the forward-looking statements.  No Offer or Solicitation  This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act.  Important Information and Where to Find It  This press release relates to the Proposed Transaction that may become the subject of a Registration Statement on Form S-4 to be filed by the new parent company with the SEC. The Registration Statement will include a joint proxy statement of Corebridge and Equitable that will also constitute a prospectus of the new parent company. After the Registration Statement has been declared effective, the definitive joint proxy statement/prospectus will be mailed to the stockholders of each of Corebridge and Equitable. This press release is not a substitute for the Registration Statement that the new parent company intends to file with the SEC or any other documents that may be sent to Corebridge’s stockholders or Equitable’s stockhold-ers in connection with the Proposed Transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATE-MENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH,  OR FURNISHED TO, THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING COREBRIDGE, EQUITABLE, THEIR NEW PARENT COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other docu-ments filed with the SEC by Corebridge or Equitable through the website maintained by the SEC at http://www.sec.gov or from Corebridge at its website, https://www.corebridgefinancial. com, or from Equitable at its website, https://equitableholdings.com (information included on or accessible through either of Corebridge or Equitable’s website is not incorporated by reference into this press release).  Participants in the Solicitation  Corebridge and Equitable and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Corebridge’s stockholders or Equitable’s stockholders in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Corebridge, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Corebridge’s definitive proxy statement for its 2025 Annual Meeting of Stockholders,  which was filed with the SEC on April 16, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation Tables” and “Security Ownership of 5% Beneficial Owners, Directors and Executive Officers.” To the extent holdings of Corebridge’s common stock by the directors and executive officers of Corebridge have changed or do change  from the amounts of Corebridge’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form  5 (“Form 5”), in each case filed with the SEC. Information about the directors and executive officers of Equitable, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equitable’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2025, including under the headings “Executive Compensation” and “Certain Relationships and Related Person Trans-actions.” To the extent holdings of Equitable’s common stock by the directors and executive officers of Equitable have changed or do change from the amounts of Equitable’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of Corebridge or Equitable’s stockholders in connection with the Proposed Transaction and  a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Corebridge or Equitable will also be available free of charge from Corebridge or Equitable using the contact information above.  Media Contacts  Corebridge  Paul Miles Media.contact@corebridgefinancial.com  Equitable  Gina Tyler mediarelations@equitable.com